Exhibit 99.1

FIRST AMENDMENT TO THE SECURITIES PURCHASE AGREEMENT

This First Amendment (this “First Amendment”) to the Securities Purchase Agreement, dated as of December 29, 2023 (the “Original Securities Purchase Agreement” and as amended, modified and supplemented by this First Amendment, the “Securities Purchase Agreement”), between VINFAST AUTO LTD., a public company incorporated under the laws of Singapore (Company Registration No: 201501874G) (the “Company”) and YA II PN, LTD., a Cayman Islands exempted company (the “Buyer” and the “Holder”), is entered into as of June 28, 2024 between the Company and the Buyer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Securities Purchase Agreement.

WHEREAS, on December 29, 2023, the Company issued and sold to the Buyer a convertible debenture with an aggregate principal amount of $50,000,000, debenture number VFS-1 (the “Original Convertible Debenture”), for an issue price of $48,750,000.

WHEREAS, the parties to the Securities Purchase Agreement desire to amend, supplement and modify the Securities Purchase Agreement and the terms and conditions of the Original Convertible Debenture with effect from July 1, 2024 (the “Effective Date”).

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Buyer hereby agree as follows:

1.	Partial Repayment and Replacement Debenture. On July 1, 2024: (a) the Company shall repay (i) $25,000,000 in principal amount of the Original Convertible Debenture and (ii) all accrued interest on the Original Convertible Debenture up to but excluding such date, amounting to $1,013,699, to the Holder by wire transfer in immediately available funds to the Holder’s account specified for such purpose by the Holder to the Company, following which the Original Convertible Debenture shall be henceforth void and of no further force or effect; and (b) the Company shall issue to the Buyer a convertible debenture with principal amount of $25,000,000 in the form attached hereto as Exhibit A (the “New Convertible Debenture”).

2.	Definitions.

(a)	All references to “Convertible Debenture” in the Securities Purchase Agreement (save for Section 1 thereof), the Registration Rights Agreement and the Guaranty shall be deemed to be references to the New Convertible Debenture.

(b)	All references to “Securities” in the Securities Purchase Agreement shall be deemed to be references to the New Convertible Debenture and the Conversion Shares.

3.	Amendment to Section 3(b) of the Securities Purchase Agreement. The definition “Transaction Documents” is hereby deleted in its entirety and replaced with the following:

““Transaction Documents” means, collectively, this Agreement, the Registration Rights Agreement, the New Convertible Debenture, that certain Global Guaranty Agreement, dated December 29, 2023, by Vingroup USA, LLC, and each of the other agreements and instruments entered into by the Company or delivered by the Company in connection with the transactions contemplated hereby and thereby, as may be amended from time to time.”

4.	Effect of First Amendment. This First Amendment shall only serve to amend, supplement and modify the Original Securities Purchase Agreement to the extent specifically provided herein. Except as specifically amended, supplemented and modified hereby, the Original Securities Purchase Agreement shall remain unchanged and the Securities Purchase Agreement shall continue in full force and effect in accordance with the provisions thereof as in existence on the date hereof. In the event of any conflict or inconsistency between the provisions of the Securities Purchase Agreement and the provisions of this First Amendment, the provisions of this First Amendment shall control. Whenever the Securities Purchase Agreement is referred to herein and in any other agreements, documents and instruments, such references shall be to the Securities Purchase Agreement as amended hereby and as the same may be further amended, supplemented and otherwise modified and in effect from time to time.

5.	Holding Period. The New Convertible Debenture is being acquired by the Investor solely in exchange for the Original Convertible Debenture and for the purposes of determining the holding period in accordance with Rule 144, the New Convertible Debenture shall be deemed to have been acquired on December 29, 2023.

6.	Governing Law. This First Amendment and the rights and obligations of the parties hereunder shall, in all respects, be governed by, and construed in accordance with, the laws (excluding the principles of conflict of laws) of the State of New York (including Section 5-1401 and Section 5-1402 of the General Obligations Law of the State of New York), including all matters of construction, validity and performance.

7.	Counterparts. This First Amendment may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

[The remainder of this page is intentionally left blank]

IN WITNESS WHEREOF, the Company and the Buyer have caused this First Amendment Agreement to be duly executed as of the date first written above.

COMPANY:
VINFAST AUTO LTD.

By:	/s/ Le Thi Thu Thuy
Name:	Le Thi Thu Thuy
Title:	Chairwoman and Director

IN WITNESS WHEREOF, the Company and the Buyer have caused this First Amendment Agreement to be duly executed as of the date first written above.

BUYER:
YA II PN, LTD.

By:	Yorkville Advisors Global, LP
Its:	Investment Manager

	By:	Yorkville Advisors Global II, LLC
	Its:	General Partner

	By:	/s/ Troy Rillo
	Name:	Troy Rillo
	Title:	Member

LIST OF EXHIBIT:

EXHIBIT A: FORM OF NEW CONVERTIBLE DEBENTURE